Mail Stop 3561

June 19, 2007

Shaul Menachem
Chief Executive Officer
Limco-Piedmont Inc.
5304 S. Lawton Avenue
Tulsa, Oklahoma 74107

> **Re:** **Limco-Piedmont Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2007**
> **File No. 333-142157**

Dear Mr. Menachem:

We have reviewed your responses to the comments in our letter dated May 11, 2007 and have the following additional comments.

Industry Background, page 2

1. We note your response to prior comment 7. Please file as an exhibit a consent from Jet Information Service for the use of its information in the prospectus.

Our Competitive Strengths, page 3

2. We note your revised disclosure here and on page 38 in response to prior comment 23. However, we reissue the comment. Please substantiate that "some of the most difficult market cycles in the history of the aerospace industry" have occurred since September 11, 2001. Please explain why this period should be considered more than one market cycle. Further, compare the difficulty of this period to other difficult historical periods for the industry. Finally, explain why 9% revenue growth for two years should be considered evidence of a successful operation through multiple difficult market cycles. Alternatively, revise your disclosure to delete this claim.

3. We note your response to prior comment 24, but we reissue it. Substantiate your statement with something other than your belief or revise to delete the comparison to your competitors here and on page 38.

Goodwill, Other Intangible Assets and Long-Lived Assets, page 24

4. In the first paragraph of this section, you state that your identifiable intangible assets relating to the Piedmont acquisition, other than goodwill, included workforce, customer relationships and other assts acquired. However, on page F-16, you state that acquired workforce has been included in the amount recognized as goodwill. Please revise, as appropriate, to address this apparent inconsistency.

Liquidity and Capital Resources, page 31

5. In the second paragraph of this section, specifically identify the $10.5 million of assumed indebtedness as bank indebtedness (if true), and add disclosure of the $3.7 million of other liabilities of Piedmont. Since you received $12 million of total proceeds as a result of the loans from Bank Leumi USA and TAT Technologies, it appears that a portion of the $3.7 million of other liabilities may have also been repaid with such proceeds. Please revise your disclosures, as appropriate.

6. At the end of the third paragraph, you state that you are currently in discussions to refinance the indebtedness with Bank Leumi. However, in your disclosure of Use of Proceeds on page 16, you indicate that such indebtedness will be repaid. Please clarify your disclosures to address this apparent inconsistency. If the discussions with Bank Leumi are limited to your obtaining an extension of this loan until this offering is completed, include disclosure to that effect. Please also address the same matter in the seventh paragraph of this section, which only discusses your intention to repay the indebtedness to TAT Technologies.

7. We note your revised disclosure, included in response to prior comment 28, that you intend to assess the need for a long-term line of credit after this offering is completed. Please revise your disclosure to indicate that, once the debt repayment specified in your Use of Proceeds is completed, you will have no external sources of long-term liquidity.

Financing Activities, page 33

8. In the second paragraph of this section, you state that you incurred $6 million of long-term loans to acquire Piedmont. However, on page 31, you state that you received $12 million of total proceeds as a result of the loans from Bank Leumi USA and TAT Technologies. Please revise, as appropriate. Please also make any necessary revisions to your consolidated statements of cash flows on pages F-7 and F-8.

Consolidated Financial Statements of Limco-Piedmont

Consolidated Statements of Cash Flows, pages F-7 and F-8

9. Based on the cash payment to sellers and transaction costs shown in Note 2, and the amount of cash on Piedmont's June 30, 2005 balance sheet, it appears the cash paid to acquire Piedmont was $5,291,339 (assuming no additional cash consideration was paid to the former owners for non-compete agreements). However, although this $5,291,339 is shown on the face of your statements of cash flows, an amount of $5,237,000 is shown in the table on page F-8. In addition, the second table in Note 2 shows net assts acquired of $5,997,000 for the same acquisition. Please explain these apparent discrepancies, and make any necessary revisions to ensure consistent and accurate disclosure.

Note 2 – Acquisition of Piedmont Aviation Component Services, LLC, page F-15

10. In the first table, it is unclear why you show $653,000 as part of the consideration paid for the acquisition of Piedmont. If this amount was paid in cash, so indicate. Also, if paid in cash, your statements of cash flows on pages F-7 and F-8 should be revised accordingly. If not paid in cash, consider adding disclosure of the terms of your non-compete agreements with the former owners of Piedmont.

11. In the first two tables, it is unclear why you refer to bank debt assumed when $2 million of Piedmont's debt was payable to Blue Ridge Investors II Limited Partnership, which does not appear to be a bank. Further, based on the warrants held by Blue Ridge, it appears they may have been a related party lender at the time of your acquisition of Piedmont. Please revise, as appropriate.

12. We note your disclosure here that your allocation of intangible assets was based on independent third party appraisals. Such disclosure assigns responsibility for the valuation to an entity other than management, an "expert." As such, this expert must be explicitly named in your document and a consent from such expert must be filed under Exhibit 23. Refer to Item 601 of Regulation S-K. Please revise your document to either name such third party and provide their consent under exhibit 23, or remove this reference and all other similar references throughout your filing.

13. With respect to your allocation to customer relationships, please tell us how you considered expected future contract renewals in determining the fair value of this intangible asset. In your response, specifically tell us how your long-standing relationships with customers (as described on page 38) were considered in the analysis. In this regard, we note your disclosure on page 39 that your acquisition of Piedmont allowed you to offer a more complete MRO service solution to your current customer base. See EITF 02-17 for guidance.

14. Due to the materiality of the Piedmont acquisition, please file the related contract as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Financial Statements of Piedmont

15. We note your response to prior comment 56, but continue to believe that audited financial statements for each year in the three-year period ending December 31, 2004 (latest balance sheet date prior to acquisition) are required pursuant to Rule 3-05 of Regulation S-X due to the level of significance of the Piedmont Acquisition. Please revise your document to include all periods required.

16. In Note C, you make reference to a revolving line of credit disclosed in Note E. However, it appears that such Note E has been inadvertently omitted from Piedmont's financial statements. Please revise.

17. With respect to the warrants issued to Blue Ridge in conjunction with their subordinated loan to Piedmont, as described in Note D, please tell us how it was determined that such warrants had no material value at inception. In your response, please tell us how much of the cash consideration you paid for the acquisition of Piedmont was paid to Blue Ridge.

18. With respect to your disclosure in Note H, it is unclear how PAS is related to Piedmont Aviation. Please clarify your description of this arrangement, and ensure that all related party relationships and transactions are properly identified and disclosed.

General

19. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

20. Provide currently dated consents from the independent public accountants in the amendment.

Part II

Exhibit 5.1

21. We note that you are incorporated in Delaware, but that the legal opinion is limited to the law in the jurisdictions of New York and the United States. Please provide a legal opinion based also on the laws of Delaware.

22. Either delete the fourth-to-last paragraph or refile the opinion dated the date of effectiveness.

23. In the next amendment, please delete the second-to-last paragraph as we believe it is inappropriate to impose such limitations on the use of the opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-4817.

Regards,

Joshua Ravitz
Attorney Advisor

cc: Via Facsimile (212) 732-3232
        Steven J. Glusband
        Carter Ledyard & Milburn LLP
        Two Wall Street
        New York, New York 10005